Exhibit 99.1

Website: www.tevapharm.com

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

For Immediate Release

TEVA ANNOUNCES FDA RESPONSE TO CITIZEN PETITION

Jerusalem, Israel, March 25, 2009 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today announced that the Food and Drug Administration (FDA or “Agency”) has responded to their Citizen Petition (CP) regarding COPAXONE® (glatiramer acetate injection). The FDA declined to review the CP “without comment on the approvability of any Abbreviated New Drug Application (ANDA) or New Drug Application (NDA) for a glatiramer acetate injection drug product because it would be premature and inappropriate to do so at this time.” The Agency’s guidelines required a response to this Citizen Petition by March 26, 2009.

The FDA has not yet addressed or taken action on the requests that Teva presented in its Citizen Petition. According to the Agency, it is not possible to render a final decision on specific requirements for approval of any ANDA or NDA for glatiramer acetate injection “when a decision on the approvability of any such application has not been made.”

A generic version of COPAXONE® cannot be introduced before it receives final approval of its ANDA from the Agency. COPAXONE® is a glatiramoid, a complex mixture of the acetate salts of synthetic polypeptides, non-uniform with respect to molecular weight and sequence. Due to the variability of the composition of the polymers, Teva believes that fully characterizing this mixture would be extremely difficult, if not impossible. Moreover, once subcutaneously injected, it is rapidly hydrolyzed locally and no level of the intact drug can be measured in the blood, rendering a bioequivalence study comparing two formulations extremely difficult. Therefore, Teva believes that evidence supporting the effectiveness of a generic copy of glatiramer acetate cannot be derived from bioequivalence studies but rather must be derived from full-fledged clinical studies using clinical outcomes.

For additional information regarding Copaxone's complexities and their potential implications, please visit http://www.tevapharm.com/pr/2008/pr_772.asp.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").